Exhibit 99.3

EXECUTION VERSION

[Hydra Sponsor Letterhead]

July 12, 2016

DMWSL 633 Limited

3 The Maltings

Wetmore Road

Burton-on-Trent

Staffordshire DE14 1SE

Gentlemen:

Reference is made to (i) that certain Share Sale Agreement (the “SPA”), dated July __, 2016, by and among, inter alia, the persons identified in Schedule 1 thereto (the “Vendors”), DMWSL 633 Limited (the “Company”), DMWSL 632 Limited, Gaming Acquisition Limited and Hydra Industries Acquisition Corp. (“Hydra”); and (ii) that certain letter agreement (the “2014 Letter Agreement”), dated October 24, 2014, by and among, inter alia, Hydra, MIHI LLC (the “Macquarie Sponsor”), and Hydra Industries Sponsor LLC (the “Hydra Sponsor”). Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the 2014 Letter Agreement. As an inducement for, and in consideration of, the Company and the Vendors’ entry into the SPA, the Hydra Sponsor hereby:

(a)	Reaffirms its obligations under the provisions of Paragraph 1 of the 2014 Letter Agreement and agrees that the Company on behalf of itself and the Vendors, shall be entitled to enforce such obligations of the Hydra Sponsor under such provisions as if parties thereto;

(b)	Agrees that it and its subsidiaries shall not (whether directly or indirectly through directors, officers, employees, representatives, advisors or other intermediaries): (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person relating to any Business Combination, or agree to or endorse any Business Combination; (ii) enter into any agreement to (x) consummate any Business Combination, or (y) approve or endorse any Business Combination; (iii) enter into or participate in any discussions or negotiations in connection with any Business Combination or inquiry with respect to any Business Combination, or furnish to any Person any non-public information with respect to the business, properties or assets of Hydra in connection with any potential Business Combination; or (iv) agree to or resolve to take any of the actions prohibited by clause (i), (ii) or (iii) of this section (b), in each case other than in connection with the acquisition transaction contemplated by the SPA; as used in this paragraph (b), Business Combination shall include any purchase or sale of equity or assets of Hydra or any other Person (involving Hydra or any subsidiary thereof) or a merger, combination or recapitalisation of Hydra or any subsidiary thereof);

(c)	Agrees to immediately cease, and direct its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the actions prohibited by section (b) hereof;

(d)	Agrees to promptly inform its representatives and advisors of the obligations under sections (b) and (c) hereof;

(e)	Agrees that violation of sections (b) and (c) hereof by any of its representatives or its subsidiaries shall be deemed to be a breach of this letter agreement (the “Voting Letter Agreement”) by the Hydra Sponsor;

(f)	Agrees not to Transfer any shares of Common Stock prior to the completion of the acquisition transaction contemplated by the SPA, except to a transferee which executes a customary joinder agreeing to be bound by this Voting Letter Agreement in the same manner as the Hydra Sponsor; and

(g)	Acknowledges that the Company and the Vendors are entering into the SPA in reliance upon the execution and delivery of this Voting Letter Agreement.

For purposes of sections (b) and (c) hereof, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than Hydra or any subsidiaries of Hydra.

Counterparts. This Voting Letter Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

Amendments. The provisions of this Voting Letter Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given, except with the written consent of the Company and the Hydra Sponsor.

Assignment. This Voting Letter Agreement may not be assigned by a party without the prior written consent of the other parties hereto.

No Conflicts. The Hydra Sponsor represents and warrants that the execution, delivery and performance of this Voting Letter Agreement by it does not conflict with, violate or result in the breach of any of its obligations or duties under any contract or other agreement to which it is a party, or violate applicable law or require the consent or approval of any person or entity.

Certain Representations and Warranties. The Hydra Sponsor represents and warrants that (a) there is no applicable law to which is subject, or agreement, commitment, or understanding to which it is a party, that would preclude or restrict it from entering into and performing its obligations under this Voting Letter Agreement; and (b) this Voting Letter Agreement has been duly executed and delivered by the Hydra Sponsor and constitutes a legal, valid, binding, and enforceable obligation of such party, except to the extent enforcement may be limited by bankruptcy or similar laws relating to creditors’ rights or by general equitable principles.

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Specific Performance. The parties agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur if any of the provisions of this Voting Letter Agreement were not performed in accordance with their terms or were otherwise breached. It is accordingly agreed that, subject to the discretion of the applicable courts, the Company, on behalf of itself and the Vendors, shall be entitled to seek an injunction or other equitable relief to prevent breaches or violations of this Voting Letter Agreement and to seek to enforce specifically the terms and provisions of this Voting Letter Agreement, in addition to any other remedy to which they may be entitled at law or in equity.

Termination. This Voting Letter Agreement and all of the obligations hereunder shall terminate upon the earliest to occur of (a) the consummation of the acquisition transaction contemplated by the SPA, (b) the termination of the SPA in accordance with its terms, and (c) the mutual agreement of the Company and the Hydra Sponsor.

[Remainder of Page Intentionally Left Blank]

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Please confirm your acceptance of, and agreement with, the foregoing by signing one copy of this Voting Letter Agreement and returning it (by mail, by facsimile transmission, or by any other form of delivery) to the undersigned.

Very truly yours,

HYDRA INDUSTRIES SPONSOR LLC

By:	/s/ Martin E. Schloss
Name: Martin E. Schloss
Title: Executive Vice President

By:	/s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Managing Member

[Signature Page to Voting Letter Agreement]

Accepted and agreed:

DMSWL 633 LIMITED

By:	/s/ Luke Alvarez
Name: Luke Alvarez
Title: Director

[Signature Page to Voting Letter Agreement]